April 17, 2009

Mr. Larry M. Spirgel,
     Assistant Director,

          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549.

Re:    Cablevision Systems Corporation

Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009

File No. 1-14764

Dear Mr. Spirgel:

This letter follows up on my conversation with Robert Barthelmes and Jessica Plowgian of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the comment letter (the “Comment Letter”) from the Staff, dated April 3, 2009, concerning the Annual Report on Form 10-K for fiscal year ended December 31, 2008 (the “Form 10-K”) of Cablevision Systems Corporation (the “Company”). The Comment Letter requested that the Company respond to the Staff’s comments within 10 business days of April 3, 2009 or advise the Staff when the Company will provide a response.

The Company is working diligently on a comprehensive response to the comments, many of which call for a detailed analysis. The Comment Letter also requests that certain disclosures be incorporated into future filings, and the Company is coordinating those responses with the preparation of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, which will be filed on or prior to May 11, 2009.

For these reasons, the Company will not be in a position to respond to the Comment Letter today, but, as I discussed with the Staff, will endeavor to respond by April 30, 2009 and understands that the Staff is looking for a response by that date. In the event that the Company is not able to complete its response to the Comment Letter by

April 30, 2009, the Company will contact the Staff prior to that date to explain the reasons for the further delay and to discuss when a response will be submitted.

If you have any questions, please feel free to give me a call at (212) 558-4312.

Very truly yours,

Robert W. Downes

cc:	Dean Suehiro
Kyle Moffatt
Robert Barthelmes
Jessica Plowgian
(Securities and Exchange Commission)

Michael Huseby
Wm. Keith Harper
Victoria Salhus
(Cablevision Systems Corporation)

John Mead
(Sullivan & Cromwell LLP)

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